# ALLIED GOLD LIMITED

10 December 2008

The Manager
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney, NSW 2000

Dear Sir

**APPOINTMENT OF EXECUTIVE DIRECTOR - FINANCE**

The Board of Allied Gold Limited is pleased to advise that Mr Frank Terranova, the Company's existing Chief Financial Officer has been appointed as an Executive Director of the Company.

Mr Terranova commenced employment with the Company in April 2008 and has been instrumental in developing the Company's administrative and finance areas as the Company progresses into a significant gold producing entity.

He has assumed responsibility for key finance, treasury, financial reporting and corporate services and has significantly contributed to the Company's corporate strategy and growth plans.

Mr Terranova is a chartered accountant and a member of the Finance & Treasury Association of Australia with extensive experience in corporate finance and financial risk management predominately within the mining and manufacturing industries.

Prior to Mr Terranova's appointment with Allied Gold Limited he was the Chief Financial Officer for Queensland Cotton Limited. He has also held many senior finance positions for various ASX listed corporations including Normandy Mining.

The Board of Allied welcomes Mr Terranova and looks forward to his ongoing contribution.

Yours faithfully

**Peter Torre**
**Company Secretary**

ACN 104 855 067
Unit 14, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 585, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4575 Email: info@alliedgold.com.au
Web: www.alliedgold.com.au